NEWS RELEASE
TSX: ELD NYSE: EGO	January 6, 2017

Eldorado Announces Preliminary 2016 Operational Results and 2017 Guidance

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today announces the Company’s 2016 operating results and preliminary cash costs, and provides production and cash cost guidance for 2017.

2016 Highlights

▪	Gold production of 485,994 ounces (including production from discontinued Chinese operations and tailings retreatment); slightly lower than the revised third quarter guidance of 495,000 ounces.
▪	2016 cash operating costs averaged $578 per ounce; considerably lower than original 2016 guidance of $585-620 per ounce.
▪	All in sustaining costs expected to be approximately $915 per ounce; also considerably lower than original 2016 guidance of all in sustaining costs of $940-980 per ounce.
▪	Closed the year with total liquidity of approximately $1.1 billion, including $880 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit.
▪	Completed sale of Chinese assets, which included: White Mountain and Tanjianshan Mines and Eastern Dragon Development Project to an affiliate of Yintai Resources Co. Ltd, and the Jinfeng Mine to a wholly-owned subsidiary of China National Gold Group Corporation.
▪	Olympias Phase II is set for commissioning in the first quarter 2017.
▪	Construction at Skouries continues on track for 2019 start-up .
▪	Continued improvement to the overall safety record with a reduction in the lost time injury rate for the fifth consecutive year.
▪	Announced the planned retirement of President and Chief Executive Officer Paul Wright and named George Burns as his successor, in addition to changes to the Board of Directors.

“I am very pleased to report the close of a successful 2016, a transitional year for Eldorado. With the sale of the Chinese assets now complete, our development projects in Greece progressing on schedule, and a capital plan that now reflects the lower gold price environment, I am confident that the next three years will be transformational for the Company.” said Paul Wright, President and Chief Executive Officer. “Our teams continue to operate to the highest international safety standards, and I would like to take this opportunity to thank them for their hard work and diligence in this core area.”

“In response to our current gold price outlook and our priority development projects in Greece, we have decided to reconfigure the mine plan at Kışladağ, eliminating the remaining capital expenditure associated with the expansion and greatly reducing sustaining capital requirements over the next five years. The revised operating plan greatly enhances free cash flow from the operation in the near and medium-term while maintaining long-term operating integrity.”

Throughout this press release we use cash operating cost per ounce and all-in sustaining cost per ounce as additional measures of Company performance. These are non IFRS measures. Please refer to the non IFRS measurements in our Third Quarter 2016 MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US$ unless stated otherwise.

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2016 Operating Results Highlights (including discontinued operations)

	Q4 2016	YE 2016
Total
Realized gold price ($/oz)	1,213	1,254
Gold sold (oz)	105,021	483,460
Gold produced (oz) [1,2]	103,113	485,994
Cash operating cost ($/oz) [3,5]	525	578
Total cash cost ($/oz) [4]	549	620

Kisladag Mine
Gold sold (oz)	59,416	211,284
Gold produced (oz)	59,591	211,161
Tonnes to pad	3,918,426	16,566,763
Grade (g/t)	0.74	0.80
Cash operating cost ($/oz) [3,5]	449	472
Total cash cost ($/oz) [4]	457	486

Efemcukuru Mine
Gold sold (oz)	25,265	99,743
Gold produced (oz)	23,182	98,333
Tonnes milled	120,347	473,060
Grade (g/t)	6.62	7.21
Cash operating cost ($/oz) [3,5]	505	512
Total cash cost ($/oz) [4]	516	529

Jinfeng Mine [6]
Gold sold (oz)	-	66,902
Gold produced (oz)	-	68,195
Tonnes milled	-	766,697
Grade (g/t)	-	3.32
Cash operating cost ($/oz) [3,5]	-	705
Total cash cost ($/oz) [4]		791

Tanjianshan Mine [7]
Gold sold (oz)	10,912	49,266
Gold produced (oz)	10,912	49,266
Tonnes milled	121,237	869,964
Grade (g/t)	1.70	1.90
Cash operating cost ($/oz) [3,5]	785	819
Total cash cost ($/oz) [4]	892	970

White Mountain Mine[7]
Gold sold (oz)	9,428	56,265
Gold produced (oz)	9,428	56,265
Tonnes milled	95,278	717,145
Grade (g/t)	2.99	2.78
Cash operating cost ($/oz) [3,5]	759	731
Total cash cost ($/oz) [4]	813	773

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2016 Operating Results Highlights Continued

	Q4 2016	YE 2016
Olympias Mine
Gold sold (oz)	-	-
Gold produced (oz) [2]	-	2,774
Tonnes milled	-	87,350
Grade (g/t)	-	2.47
Cash operating cost ($/oz) [3,5]	-	-
Total cash cost ($/oz) [4]		-

[1]	Gold production includes both continuing and discontinued operations.
[2]	Ounces produced include production from tailings retreatment at Olympias.
[3]	Cost figures calculated in accordance with the Gold Institute Standard.
[4]	Cash operating costs, plus royalties and the cost of off-site administration.
[5]	Cash operating costs and total cash costs are non-IFRS measures. Please see our Q3 MD&A for an explanation and discussion of these.
[6]	Figures shown for YE 2016 reflect the sale of Jinfeng on September 6, 2016.
[7]	Figures shown for Q4 and YE 2016 reflect the sale of Tanjianshan and White Mountain on November 22, 2016.

2017 Guidance

▪	Expected gold production of 365,000-400,000 ounces, in addition to substantial by-product credits from Olympias Phase II production.
▪	2017 all-in sustaining cash costs expected to remain low at $845-875 per ounce; and cash operating costs expected to decline significantly, averaging $485-535 per ounce.
▪	Expected capital expenditures of $425 million; considerably lower than the September 2016 guidance. Reductions were primarily at Skouries due to flexibility in the capital deployment timeline, along with anticipated cost savings, and at Tocantinzinho in response to the current gold price environment and permitting delays.

Mine/Project	Production (Au oz)	Cash Costs ($/oz)	Sustaining Capital Expenditure ($M)
Kisladag	230,000 - 245,000	500-550	45
Efemcukuru	95,000 - 105,000	525-575	25
Olympias	40,000 - 50,000[1]	250-450[2]	30
Total	365,000-400,000	485-535	100

[1]	Includes pre-commercial production of ~10k oz.
[2]	Range due to variability of by-product credits; commercial ounces only.

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2017 Capital Expenditure

Development Capital	($M)	Total Capital	($M)
Tocantinzinho	35	Total Development	315
Olympias	55	Total Capitalized Exploration	10
Skouries	(170 – 200) 185	Total Sustaining	100
Stratoni	20	Total	425
Certej	20
Total	315

Principal assumptions used in the preparation of guidance for 2017 include:

Gold price: $1,150/oz	Lead price: $2,250/t	CAD vs USD 1.30	USD vs EUR 1.10
Silver price: $20/oz	Zinc price: $2,500/t	REAL vs USD 3.50	TRL vs USD 3.40

2017 Financial Outlook

The Company’s balance sheet remains one of the strongest in its peer group, with approximately $880 million in cash, cash equivalents and term deposits and $250 million in undrawn credit lines. Sustaining capital for gold mining operations in 2017 is estimated to be approximately $100 million. Planned expenditures for mining development total $315 million. Exploration expenditures in 2017 are budgeted at $35 million (65% expensed and 35% capitalized), with a balanced focus on resource delineation and brownfield drilling at existing operations, testing known structures, and project generation.

Depreciation, depletion and amortization expense is expected to be approximately $300 per ounce of gold sold, subject to the Company completing its year end 2016 reserve and resource calculation. General and administrative expense is expected to be approximately $45 million.

Gold Operations Review and Future Outlook

TURKEY

Kisladag

In 2016 the original production budget for Kisladag was estimated between 225,000-240,000 ounces of gold at cash costs of $550-600 per ounce. Total production of 211,161 ounces was due to slower than expected leach rates from certain ore types mined earlier in the year. While gold production improved in the final quarter to 59,416 ounces, inventory levels over the year increased by 37,000 ounces. A reduction of over 6,000 ounces occurred during the fourth quarter due to the installation of new leach trains. The average ore grade placed on the leach pad during the year was 0.80 grams per tonne gold and the average cash operating cost was $472 per ounce.

In 2017, Kisladag is expected to place 13.1 million tonnes of ore on the leach pad at a grade of 0.94 grams per tonne gold. It is anticipated that with a continued increase in gold grade to 0.94 grams per tonne, the inventory levels are expected to remain constant year over year. Mining in the pit throughout 2017 will return to areas with expected higher metallurgical recoveries. Projected cash costs of $500-550 per ounce

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are based on minimal tonnes of run of mine material being treated in 2017, in combination with reduced waste mining requirements under the new mine plan. Sustaining capital expenditures for the year are estimated to be $45.0 million, similar to the 2016 actual spend of $41.5 million.

Due to its long-term outlook for gold, the Company has reconfigured the pit design and decided to indefinitely defer the completion of the Kişladağ expansion; eliminating the considerable sustaining capital that would have been required. Production is expected to average 285,000 ounces during 2018 and 2019.

Efemcukuru

During 2016 Efemcukuru met its original production guidance of 90,000-100,000 ounces of gold with cash costs between $550-600 per ounce, finishing the year with 98,333 ounces of gold produced at cash operating costs of $512 per ounce.

In 2017, Efemcukuru is expected to mine and process over 450,000 tonnes of ore at an average grade of 7.3 grams per tonne gold, producing between 95,000-105,000 ounces of gold, at operating costs between $525-575 per ounce. Sustaining capital expenditures for 2017 are approximately $25.0 million (2016: $23.3 million), spent primarily on underground mine development, waste handling and tailings facilities construction.

GREECE

Olympias

Olympias Phase II continues as per schedule, with commissioning of the process plant expected in the first quarter 2017. Total capital spending for 2017 of $85.0 million includes completion of the Phase II plant, general sustaining capital expenditures, and capital associated with advancement to Phase III including the continued construction of the Kokkinolakas tailings facility along with underground development and water management.

Skouries

Capital expenditures at Skouries for 2017 are expected to be between $170.0 and $200.0 million, lower than September 2016 guidance mainly due to the flexibility in the capital plan in combination with cost initiatives that are underway. Funds will be used to continue the construction of the process plant and the integrated waste management facility. Development of the decline is continuing, which will allow for extraction of material from the underground soon after the open pit start-up – currently scheduled for 2019.

Stratoni

During 2017, Stratoni is expected to process 200,000 tonnes of ore at grades of 6.0% lead, 9.7% zinc and 155 grams per tonne silver. Capital costs for the year are expected to total $20.0 million, which includes underground equipment rebuilds and replacement, and underground development.

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ROMANIA

Certej

The Company’s plans for Certej are progressing on schedule. The Company will spend approximately $20.0 million in capital during 2017 with a focus on continuing infrastructure projects, advancing permitting and support engineering as defined in the 2015 Feasibility Study. Permitting required includes an amendment to the EIA to allow for improvements to the metallurgical process; converting the current Albion process to pressure oxidation.

BRAZIL

Tocantinzinho

Consideration of a decision to commence construction at Tocantinzinho has been deferred until all permits are in place, and in the context of gold price outlook at that time and the progress of other priority development projects in the Company. Compared to previous September 2016 guidance of $95.0 to $105.0 million in capital expenditures for 2017, the Company now expects to spend $35.0 million in capital during 2017. The focus will be primarily on completing construction of the access road to site, permitting, basic engineering and general site costs.

2016 Fourth Quarter and Year End Financials Announcement

The 2016 Fourth Quarter and Year End Financials will be released after the market closes on February 23, 2017. A conference call to discuss the details will be held by senior management on February 24, 2017 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until March 10, 2017)
Date:	Friday February 24, 2016	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	4916 2097
Toll free:	888 231 8191

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s Preliminary 2016 Operational Results and 2017 Guidance.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the ability to acquire Shares in the market through the NCIB and in compliance with regulatory requirements, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and the impact of the disposition on the Company’s business. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or

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should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to acquire shares through the NCIB; political, economic, environmental and permitting risks, regulatory restrictions, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries; mining operational and development risks, litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, and impact of the completion of the sale of our interests in the Jinfeng, Tanjianshan and White Mountain Mines and the Eastern Dragon Development Project on the Company; assumptions about the completion of post-closing conditions of the China National Gold and Yintai Transactions, including liability and timing of meeting the closing conditions; changes in the use of proceeds; currency fluctuations; speculative nature of gold exploration, global economic climate; dilution, share price volatility; competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr

Vice President Investor Relations and Corporate Communications

Eldorado Gold Corporation

604.601.6701 or 1.888.353.8166

kristam@eldoradogold.com

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